Centennial Resource Development, Inc.

1001 Seventeenth Street, Suite 1800

Denver, Colorado 80202

October 11, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Re:                             Centennial Resource Development, Inc.
Registration Statement on Form S-3

File No. 333-219739

Dear Ms. Nguyen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Centennial Resource Development, Inc. (the “Company”) so that it will become effective at 4:00 p.m., Eastern Time, on October 12, 2017, or as soon thereafter as practicable.

The Company acknowledges the following:

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bill Finnegan of Latham & Watkins LLP, our counsel, at (713) 546-7410 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

CENTENNIAL RESOURCE DEVELOPMENT, INC.

By:	/s/George S. Glyphis
Name: George S. Glyphis
Title: Chief Financial Officer, Treasurer and Assistant Secretary

Cc:                             William N. Finnegan IV, Latham & Watkins LLP

Debbie P. Yee, Latham & Watkins LLP